SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                   9 NEW RYANAIR ROUTES FROM MILAN BERGAMO

                 ALGHERO, BARI, BILLUND, CAGLIARI, GOTHENBURG,

                        PORTO, RIGA , SANTANDER, TAMPERE

              1 MILLION FREE SEATS - NO TAXES, NO FEES, NO CHARGES

Ryanair, Europe's largest low fares airline, today (Thursday, 17th May 2007) announced nine new routes from its Milan base to Alghero, Bari, Billund, Cagliari, Gothenburg, Porto, Riga, Santander and Tampere. These 9 new routes start in December, when Ryanair increases its Milan based aircraft from 4 to 6.

To celebrate, Ryanair yesterday launched a new price war by giving away 1 million free seats on www.ryanair.com. Only Ryanair guarantees* the lowest fares. If any passenger finds a cheaper fare on the same route with another airline, Ryanair will refund double the difference. Only Ryanair offers the lowest fares in Italy, GUARANTEED*.

Announcing the new routes, Ryanair's CEO Michael O'Leary said:

      "Ryanair now serves 34 destinations from Milan, and will carry 4 million passengers in 2008, creating a tourism boom which will generate a visitor spend of EUR500m in the Lombardy region.

      "Ryanair guarantees* the lowest fares in Italy, and if any passenger finds a cheaper fare on the same route with any other airline, Ryanair will pay double the difference between the two fares - GUARANTEED.*

      "These nine new routes go on sale today and we urge all passengers to log onto www.ryanair.com immediately, as these 1 million free seats will be snapped up in record time."


    Route                      Starts             Frequency

    Alghero                    Jan                4 weekly

    Bari                       Dec                3 weekly

    Billund                    Jan                4 weekly

    Cagliari                   Dec                Daily

    Santander                  Dec                4 weekly

    Gothenburg                 Jan                3 weekly

    Porto                      Dec                Daily

    Riga                       Jan                3 weekly

    Tampere                    Jan                4 weekly

*FIND CHEAPER THAN RYANAIR WITH ANY OTHER AIRLINE AND WE'LL GIVE YOU DOUBLE THE DIFFERENCE BETWEEN RYANAIR'S FARE AND THE COMPETITOR'S FARE. SEE WWW.RYANAIR.COM FOR DETAILS OF RYANAIR'S 'PRICE GUARANTEE'.

Ends.                                 Thursday, 17th May 2007

Peter Sherrard - Ryanair              Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228                 Tel: 00 353 1 4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 May, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director